

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 23, 2016

Stanislav Pak
President
Temir Corp.
54 Fruktovaya Street
Bishkek, Kyrgyzstan 720027

> **Re: Temir Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 9, 2016**
> **File No. 333-213996**

Dear Mr. Pak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2016 letter.

General

1. We note your response to our prior comment 1, but are not persuaded by your analysis since it appears that your assets and operations are nominal at this stage. Please disclose that you are a "shell company" as defined by Rule 405 under the Securities Act of 1933. Alternatively, please provide us additional detailed facts and analysis demonstrating that you are not a shell company, such as explaining to us how the company has earned its revenue to date.

Use of Proceeds, page 13

2. We note your response to our prior comment 8. Please revise the paragraph that precedes the table to clarify that the table sets forth the use of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, as it currently omits the 25%. Also provide headings to the table to show that the columns are showing the use of proceeds assuming the sale of 25%, 50%, 75% and 100% of the shares being offered. Please also revise the heading of the table on the cover page to reflect the column that represents the sale of 25% of the shares being offered, as currently two columns are stated as representing the sale of 50%.

Exhibit 23.1

3. We note your response to our prior comment number 11. We note that the revised consent is dated October 5, 2016. Please amend your filing to provide a revised consent that is currently dated.

You may contact Aamira Chaudhry at 202-551-3389 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Michael H. Hoffman, Esq.